FIRSTHAND FUNDS
50 Almaden Blvd, Suite 1250
San Jose, California  95113

March 30, 2012

VIA EDGAR [CORRESPONDENCE FILING]

Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Firsthand Funds - File Nos. 333-179001 and 811-08268

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, Firsthand Funds (the “Registrant”) and its undersigned distributor hereby request acceleration of the effective date of the above-captioned Registration Statement to April 2, 2012.

In connection with Rule 461(a), the Registrant hereby informs you that no commission is to be allowed or paid to any underwriter or broker-dealer participating in the distribution and that, accordingly, no review or statement by the Financial Industry Regulatory Authority has been made.

In connection with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934 and Release No. 33-4968, the undersigned hereby inform you that no distribution of preliminary prospectuses has been made.  All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the security to their clients.

Very truly yours,

FIRSTHAND FUNDS

By:	/s/ Kevin Landis
Name: Kevin Landis
Title: President

ALPS DISTRIBUTORS, INC.

By:	/s/ Thomas A. Carter
Name: Thomas A. Carter
Title: President